Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

PHOENIX FOOTWEAR GROUP, INC.

PHOENIX FOOTWEAR GROUP, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”):

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation, at a meeting duly held, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation:

RESOLVED, that Article Fourth of the Certificate of Incorporation of the Corporation (the “Certificate”) is hereby amended by inserting “(a)” at the beginning of the first paragraph of text in Article Fourth and by adding a new subsection at the end of Article Fourth as follows:

“(b) Without regard to any other provision of this Certificate of Incorporation, all issued and outstanding shares of Common Stock, par value $0.01 per share (the “Pre Split Common Stock”), shall be and hereby are automatically combined and reclassified (the “Stock Split”), such that each two hundred (200) shares of Pre Split Common Stock shall be combined and reclassified as one (1) share of issued and outstanding Common Stock, par value $0.01 per share (“New Common Stock”). The Corporation shall not issue fractional shares on account of the Stock Split. Each holder of record of fewer than two hundred (200) shares of Pre Split Common Stock immediately before the Stock Split will receive cash in the amount of $0.75, without interest, for each share of Pre Split Common Stock held immediately before the effective time of the Stock Split and will no longer be a stockholder of the Corporation upon the effective time of the Stock Split. Each holder of two hundred (200) or more shares of Pre Split Common Stock immediately before the effective time of the Stock Split will receive one share of New Common Stock for each two hundred (200) shares of Pre Split Common Stock held before the effective time of the Stock Split.

The Corporation shall, through its transfer agent, provide certificates representing New Common Stock to holders of Pre Split Common Stock in exchange for certificates representing Pre Split Common Stock. Certificates representing shares of Pre Split Common Stock are hereby canceled and shall represent only the right of holders thereof to receive New Common Stock.

No changes are being made to the number of authorized shares.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of its stockholders was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 of the General Corporation Law of the State of Delaware and shall become effective at 11:58 p.m., Eastern time, on the date of its filing with the State of Delaware.

IN WITNESS WHEREOF, said PHOENIX FOOTWEAR GROUP, INC. has caused this certificate to be signed by James R. Riedman, Chairman and Chief Executive Officer, this 31st day of January, 2011.

PHOENIX FOOTWEAR GROUP, INC.

By:	/s/ James R. Riedman
James R. Riedman Chairman of the Board